SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2005
Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

This report consists of a press release made by Homex Development Corp. regarding an agreement with HSBC Mexico, S.A. to provide Homex’s clients with a new mortgage product offered by the bank. Attached hereto is a copy of the press release dated July 5, 2005.

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

	By:	/s/ CLEOFAS HINOJOSA SAENZ

	Name:	Cleofas Hinojosa Saenz
	Title:	Chief Financial Officer

Date: July 5, 2005

Homex Signs Innovative Agreement with HSBC

          CULIACAN, Mexico, July 5 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (“Homex” or the “Company”) (NYSE: HXM, BMV: HOMEX) signed an agreement with HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC (HSBC Mexico S.A.), to provide Homex’s clients with an innovative new mortgage option, combining two lines of credit, one for the down payment followed by one for the mortgage.

          HSBC Mexico S.A. and Homex consider this agreement to be the first of its kind. Homex clients will benefit from the new financing structure through which they will first obtain a collateralized loan from HSBC Mexico S.A. for the down payment on their home. Once the first loan is paid, HSBC Mexico S.A. will then grant a second loan for the mortgage. This agreement benefits those Homex clients, who have completed the HSBC Mexico S.A. pre-approval process, by providing them with the opportunity to acquire a home faster by making the down payment through a special credit and not having to depend on personal savings.  At the same time, HSBC Mexico S.A. obtains an additional nationwide distribution channel for its mortgage products and access to a growing client portfolio through its association with Homex.

          “Through the creation of products like this, our clients have access to new and innovative mortgages, backed by HSBC Mexico S.A., with clear advantages and competitive terms. This allows them to begin enjoying the benefits of owning a home and becoming part of a network of successful communities,” commented Josemaria Vlasich, Vice President of Sales, Marketing and Regional Offices of Homex.

          About Homex
          Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico.  It is one of the most geographically diverse home builders in the country.  Homex is the fastest growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

          For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future  results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Desarrolladora Homex, S.A. de C.V.
          -0-                             07/05/2005
          /CONTACT:  Investor Contact - investor.relations@homex.com.mx, or Carlos J. Moctezuma, Head of Investor Relations, +5266-7758-5838, cmoctezuma@homex.com.mx/
          /Web site:  http://www.homex.com.mx /